4675 MacArthur Court, Suite 800

Newport Beach, California 92660 USA

949.437.1180  fax:  949.724.1459

J. Nathan Jensen
Vice President and General Counsel

www.cleanenergyfuels.com

October 14, 2015

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549
Attn:  Mara Ransom, Assistant Director Office of Consumer Products

RE:                          Clean Energy Fuels Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Response Dated September 18, 2015

File No. 001-33480

Dear Ms. Ransom:

Clean Energy Fuels Corp. (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 6, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-33480) (the “Annual Report”) filed with the Commission on February 26, 2015.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with responses immediately following such comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 36

1.                                      We note your response to comment 4.  You state that the sources of GGE volumes have varying financial impacts and the effective price per GGE provides investors with insight into a significant portion of your revenue.  We have the following comments as it relates to your use of this metric in your results of operations discussion:

•                  Please supplement your total GGE volume figure by separately quantifying within results of operations the portion related to O&M stations or tell us why such information would not be useful to investors.  We note that GGE’s delivered at O&M stations represent over half of total volumes for the annual periods presented and that you earn a per-gallon fee on such volumes. Also, quantify for us and disclose the related O&M revenues for each period presented as well as the impact on your revenues of changes, if any, in the price of those services between periods. Refer to Item 303(A)(3)(iii) of Regulation S-K.

•                  Clearly disclose how you calculate the effective price and cost per gallon figures presented within your results of operations. In doing so, clarify that such figures include volumes for stations that you do not own but provide O&M services and receive a per-gallon fee.

•                  You separately explain the changes in GGE delivered by CNG, LNG and RNG in your discussion of changes in revenues, such as on page 48. Please tell us whether the difference in price for each of these fuel types materially impacted reported revenues for the periods presented and, if so, tell us and disclose the impact.

Response to Comment No. 1

The Company acknowledges the Staff’s first comment and undertakes to separately quantify within results of operations in future filings the portion of total GGE volumes delivered at O&M stations

The Company also undertakes to disclose within results of operations in future filings that O&M services are included in Service Revenues on the face of the Company’s income statement.  The Company advises the Staff that the Company did not separately disclose revenues related to O&M services or the material impact, if any, on total consolidated revenues of changes in the average prices of O&M services between the periods because such revenues and changes were not material for the periods presented in the Annual Report.  O&M revenues as a percentage of the Company’s total consolidated revenues were less than 10% for all periods presented in the Annual Report.  In addition, the effect on the Company’s total consolidated revenues of changes in the average prices of O&M services between 2014 as compared to 2013 and between 2013 as compared to 2012 was $0.7 million and $1.2 million, respectively. The Company determined that such revenues and effects were not material to the discussion of the changes in the Company’s total consolidated revenues.  The primary driver of the fluctuation in total consolidated revenues between the periods was the change in volumes delivered.  Therefore, the Company did not describe the O&M revenues or the impact of changes in the average price of O&M services on total consolidated revenues in accordance with Item 303(A)(3)(iii) of Regulation S-K.

In response to the Staff’s second comment, the Company respectfully advises the Staff that the Company defines effective price as revenues generated from selling CNG, LNG, RNG, any related Renewable Identification Numbers (“RIN Credits” or “RINs”) generated under the federal Renewable Fuel Standard Phase 2, and providing O&M services to our vehicle fleet customers, all divided by the total GGEs delivered less GGEs delivered by non-consolidated entities (e.g. equity method investments).  The Company defines cost per gallon as the total costs associated with delivering natural gas, such as the cost of gas commodity, transportation fees, liquefaction charges, and other site operating costs and the total cost of providing O&M services such as direct technician labor, indirect supervisor and management labor, repair parts and other direct maintenance costs divided by the total GGEs delivered less GGEs delivered by non-consolidated entities (e.g. equity method investments).  The Company acknowledges the Staff’s comment and undertakes to disclose in future filings the definition of effective price and cost per gallon and to clarify that such figures include volumes from stations that it does not own but provides O&M services and receives a per-gallon fee.

In response to the Staff’s third comment, the Company respectfully advises the Staff that the difference in average price for each of these fuel types (CNG, LNG and RNG) was not the primary driver of, and did not materially impact, changes in revenues for the periods presented in the Annual Report.  The impact of the change in the average price for CNG between 2014 as compared to 2013 and between 2013 as compared to 2012 was $0.2 million and $4.9 million, respectively. The impact of the change in the average price for RNG between 2014 as compared to 2013 and between 2013 as compared to 2012 was $0.7 million and $(0.7) million, respectively. The impact of the change in the average price for LNG between 2014 as compared to 2013 and between 2013 as compared to 2012 was $9.8 million and $5.9 million, respectively.  These changes are compared to total volume related revenue changes between 2014 as compared to 2013 and between 2013 as compared to 2012 of $52.6 million and $31.3 million, respectively. The Company determined that changes in the average price per fuel type were not the primary drivers of, and did not materially impact, the revenue fluctuation between periods and thus disclosed that the primary driver in the revenue changes was the change in volumes delivered.  The Company undertakes to separately disclose in future filings any material changes in average prices of fuel types between periods that lead to material increases in revenues, in accordance with Item 303(A)(3)(iii) of Regulation S-K.

* * * *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President and General Counsel